CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

05011850

October 3, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 11 2005 WASH, D.C. 185 SECTION

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

dlw 10/19

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for August

TORONTO (September 1, 2005) – CI Financial ("CI") today reported net sales of $157 million for August 2005 and a record level of fee-earning assets at the end of the month of $71.1 billion.

"We are fortunate to have large exposure to Canada, which has been one of the best-performing markets in the world," said Stephen A. MacPhail, CI President and Chief Operating Officer.

CI subsidiary CI Investments Inc. had gross sales of $554 million and net sales of $113 million, consisting of $112 million of net sales in long-term funds and $1 million of net sales in money market funds.

"Our lineup of Canadian equity, balanced and income funds is attracting strong sales," said Peter W. Anderson, President and Chief Executive Officer of CI Investments.

"Our Canadian portfolio management teams, including Sionna Investment Managers, Signature Advisors and Harbour Advisors, are posting consistently good results. For example, our three largest Canadian equity funds – CI Canadian Investment Fund, Signature Select Canadian Fund and Harbour Fund, which have over $12 billion in combined assets – are all first quartile over five years (at July 31, 2005)."

During the month, CI Investments continued to lead the industry in five-star funds. Morningstar Canada reported that CI Investments had 36 funds with the top rating at July 31, 2005, while the second-place firms had 17.

Assante Corporation had gross sales of $148 million and net sales of $44 million.

Assante's Institutional Managed Portfolios, which were launched in late July, have been well received, said Joseph C. Canavan, Assante Chairman and Chief Executive Officer. "The Institutional Managed Portfolios offer access to top investment managers at favourable prices. These combined features are resonating with advisors and their clients in an increasingly competitive marketplace."

Assante also has changed the name of its subsidiary Assante Asset Management Ltd. to United Financial Corporation. The new name distinguishes Assante's investment management business from its wealth planning business, allowing for increased growth through its various distribution channels. As part of the change, the Assante name has been dropped from three of its investment management products – Artisan Portfolios, Private Client Managed Portfolios and Optima Strategy. The investment pools for Optima Strategy and Private Client are now known as the United Pools.

During August, securityholders in the CI mutual funds, the Artisan Portfolios and the United Pools approved proposals to establish fixed operating expenses at a new lower level, effective today.

"Investors voted overwhelmingly in favour of this unprecedented plan, which will provide them with lower costs and greater transparency and certainty about their cost of investing," Mr. MacPhail said.

In other developments in August, CI completed the sale of all of its shares of AMVESCAP PLC. CI earned a total of $17.8 million on the sale, including $16.8 million in capital gains and $1 million in dividends. Of the total gain, approximately $8.5 million was recorded in fiscal 2005 and $9.3 million will be recorded in the quarter ended August 31, 2005.

CI's overall fee-earning assets at August 31, 2005, of $71.1 billion represented an increase of 0.1% from a month ago and an increase of $7.2 billion or 11.3% from one year ago. They consisted of managed assets of $52.1 billion and administered/other assets of $19.1 billion. Managed assets included investment fund assets at CI Investments and Assante of $50.7 billion, labour-sponsored funds of $192 million and structured products/closed-end funds of $1.2 billion. Administered/other assets of $3.5 billion included institutional assets at BPI Global Asset Management LLP, which generate fees for CI, and $15.5 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante), which generate fees for those companies.

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI FINANCIAL
AUGUST 31, 2005
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$502	$390	$112
CI money market	52	51	1
TOTAL CI Investments	$554	$441	$113
TOTAL Assante Funds	$148	$104	$44
TOTAL Skylon/Other	$0	$0	$0
TOTAL CI	$702	$545	$157

FEE-EARNING ASSETS	July 31/05 (millions)	August 31/05 (millions)	% Change
CI mutual/segregated funds	$41,499	$41,714	0.5
Assante funds	8,931	8,982	0.6
	$50,430	$50,696	0.5
Managed labour-sponsored funds	192	192	0.0
Structured products/closed-end funds	1,183	1,189	0.5
TOTAL Managed Assets	$51,805	$52,077	0.5
CI administered/other assets	3,718	3,539	-4.8
Assante/IQON assets under administration (net of Assante funds)	15,523	15,523	0.0
TOTAL FEE-EARNING ASSETS	$71,046	$71,139	0.1

AVERAGE MANAGED ASSETS	July 31/05 (millions)	August 31/05 (millions)	% Change
Monthly	$50,824	$51,903	2.1
Quarter-to-date	$50,335	$50,863	1.0
Fiscal year-to-date	$50,335	$50,863	1.0

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	286,176,727	Bank debt	$329
In-the-money options	9,431,033	Cash & marketable securities	(45)
In-the-money liability (net of tax)	29	Net Debt Outstanding	$284
Percentage of all options	100%		
All options % of shares	3.3%		
Dividend yield at $20.31	3.5%	Terminal redemption value of funds	$788

CI Financial (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial
(416) 364-1145

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, September 1, 2005 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending September 30, 2005 of $0.13125 per preferred share payable on September 30, 2005 to shareholders of record as at September 15, 2005.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\sept05\rel-global-res.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

Skylon Advisors responds to Ontario announcement on labour-sponsored funds

TORONTO (September 8, 2005) – Skylon Advisors Inc. ("Skylon"), manager of the VentureLink group of labour-sponsored investment funds, announced today that it will continue to participate in the Ontario government's consultations with the labour-sponsored fund industry in the coming weeks.

The Ontario government announced on August 29, 2005, that it plans to eliminate its tax credit for investors in labour-sponsored funds no earlier than after the end of the 2005 taxation year, which is March 1, 2006. The province also said it would consult with the industry on new rules that would give labour funds more flexibility in managing their portfolios and on assistance in making the transition to a federal-only tax credit. The provincial announcement does not affect the federal government tax credit that is available to Ontario investors in labour-sponsored funds. The impact of the Ontario government's announcement on the VentureLink funds will not be known until consultations with the government are complete.

Skylon manages six labour-sponsored funds under the VentureLink brand, with a total of approximately $192 million in assets. Skylon will continue to ensure that the best interests of the securityholders of the VentureLink funds remain its priority.

Skylon also said today that, as a result of the provincial announcement, it will suspend discussions on the proposed sale of the VentureLink funds under the terms of the agreement announced on August 11, 2005. Skylon, which had announced that it was selling the funds to their portfolio managers, will instead continue to manage the VentureLink funds at this time along with its lineup of closed-end funds and other structured products.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options. Skylon is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with $71.1 billion in fee-earning assets as of August 31, 2005, and the industry's broadest selection of investment funds. Skylon is on the Web at www.skylonadvisors.com.

-30-

For further information, contact:
John Varghese
Managing Director
Skylon Advisors Inc.
(416) 681-6371

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Pursuing Income Trust Conversion

TORONTO (September 8, 2005) – CI Financial announced that its management is pursuing the conversion of CI Financial to an income trust and will seek an advance income tax ruling from the Canada Revenue Agency relating to the conversion. CI expects to submit the tax ruling request later this week. Such a conversion is expected to be considered by CI's board of directors in early October 2005 and, if approved by the board, would be submitted to CI's shareholders for their approval at the annual meeting of shareholders to be held not later than November 30, 2005. A conversion by CI Financial to an income trust would likely be effected by way of a statutory plan of arrangement and would be subject to, among other things, regulatory and court approvals.

"Tax rulings are generally not required for transactions of this nature, but we feel it is prudent given the size of CI – even though the structure we are contemplating is similar to existing income trust structures," said William T. Holland, CI's Chief Executive Officer.

"Since we last examined the merits of conversion to an income trust in 2003, we have seen many favourable changes to the long-term environment for income trusts," said Mr. Holland. "These include the withdrawal of restrictions on the ownership of trusts by pension funds, the addition of trusts to the S&P/TSX Composite Index, the elimination of limited liability concerns, and the development of an asset class close to $200 billion and growing."

CI Financial is an independent, Canadian-owned wealth management company with $71.1 billion in fee-earning assets at August 31, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI Financial is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI Financial and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:

William T. Holland
Chief Executive Officer
CI Financial
(416) 364-1145

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending September 30, 2005

Toronto, September 15, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending September 30, 2005 of $0.1458 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending September 30, 2005

Toronto, September 15, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending September 30, 2005 of $0.15625 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\sept05\rel-skylon-highyield.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending September 30, 2005

Toronto, September 15, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending September 30, 2005 of $0.0666 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, September 15, 2005 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending September 30, 2005 of $0.375 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\sept05\rel-all-asset.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending September 30, 2005

Toronto, September 15, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending September 30, 2005 of $0.1875 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

82-4994

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending September 30, 2005

Toronto, September 15, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending September 30, 2005 of $0.1510 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\sept05\rel-skylon-global.dot

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending September 30, 2005

Toronto, September 15, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending September 30, 2005 of $0.1510 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\sept05\rel-skylon-globalii.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending September 30, 2005

Toronto, September 15, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending September 30, 2005 of $0.05833 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\sept05\rel-skylon-growth..doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending September 30, 2005

Toronto, September 15, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending September 30, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	September 30, 2005	October 14, 2005
Series B units	US$0.0417 per unit	September 30, 2005	October 14, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending September 30, 2005

Toronto, September 15, 2005 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending September 30, 2005 of $0.0583 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\sept05\rel-skylon-yield-adv.doc

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Investments™

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, September 19, 2005 – DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending September 30, 2005 of $0.61 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the ten year life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, September 19, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending September 30, 2005 of $0.0625 per unit payable on October 14, 2005 to unitholders of record as at September 30, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2005\sept05\sept05-us.dot

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial considering government's announcement of postponement of advance rulings on income trusts

TORONTO (September 20, 2005) – CI Financial ("CI") is considering how yesterday's announcement by the Minister of Finance will affect its pursuit of a conversion to an income trust.

The minister asked the Minister of National Revenue to postpone providing advance rulings respecting flow-through entity structures while its consultations on these structures are underway.

On September 8, 2005, just after the Minister of Finance released his long-awaited consultation paper on income trusts, CI announced that it is pursuing conversion to an income trust and would be seeking an advance income tax ruling from the Canada Revenue Agency relating to the conversion.

"The government has previously introduced and withdrawn proposals regarding income trusts and yesterday's announcement has yet again generated significant uncertainty," said William T. Holland, CI Chief Executive Officer.

"The government's recent paper on income trusts released just two weeks ago did not indicate a shift in policy and so, following the release of that paper, we determined to pursue a conversion and seek a tax ruling. Tax rulings are a longstanding means of facilitating capital markets transactions by creating transparency for companies and their investors about the application of existing tax rules.

"By suspending access to rulings in the absence of a policy position on income trusts, the government is creating confusion and disrupting the ability of companies to structure their affairs in the most efficient manner possible. We are disturbed by the sudden and hurried nature of yesterday's announcement. There was no discussion with CI before imposing this arbitrary decision that has such a material impact on CI's shareholders."

Mr. Holland said CI will continue to examine its options for conversion and will make an announcement at the appropriate time. "CI views conversion to an income trust as an important means to foster continued growth in the company."

CI Financial is an independent, Canadian-owned wealth management company with $71.1 billion in fee-earning assets at August 31, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI Financial is on the Web at www.ci.com.

CI Financial **News Release**

This press release contains forward-looking statements with respect to CI Financial and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information, contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial
(416) 364-1145

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Investments announces changes to its fund lineup

TORONTO (September 23, 2005) – CI Investments Inc. ("CI") today announced several changes to its fund lineup, including mergers, name changes and one portfolio management change.

A number of these changes follow the elimination of the foreign content limit for registered plans, noted Peter W. Anderson, CI President and Chief Executive Officer. "We are taking advantage of this change to further streamline our lineup and gain additional efficiencies for our fund investors, after having terminated 40 RSP funds earlier this year."

CI is proposing to amalgamate Synergy Canadian Fund Inc. into CI Corporate Class Limited. These corporate class structures allow investors to switch between fund classes without triggering a disposition for tax purposes. There is no disposition until shareholders redeem from the overall corporate class structure – giving investors more control over when they trigger taxable capital gains. As a result of the amalgamation, shareholders of Synergy Canadian Fund, which currently has five funds, will become shareholders of CI Corporate Class, which has 42 funds. Two of the Synergy Canadian Fund classes will be merged into CI Corporate Class funds, while the remaining three will be converted into funds within CI Corporate Class, as indicated below.

The end of the foreign property rule has allowed for the amalgamation because Synergy Canadian Fund is considered Canadian content for registered plans and CI Corporate Class is foreign content.

"The merger of these two corporate class structures means that these investors will have a broader, clearer set of tax-efficient investment choices, while we eliminate the costs of running two of these corporations," Mr. Anderson said.

All of the funds to be merged (the "terminating funds") already have the same portfolio managers as the funds into which they are being merged (the "continuing funds"). The proposed mergers are as follows:

Terminating Fund	Continuing Fund	Portfolio Manager (both funds)
Synergy Canadian Value Class	CI Canadian Investment Corporate Class	Kim Shannon, Sionna Investment Managers Inc.
Synergy Canadian Short-Term Income Class	CI Short-Term Corporate Class	James Dutkiewicz, Signature Advisors
Synergy Canadian Corporate Class	Synergy Canadian Class*	David Picton, Synergy Asset Management
BPI Global Equity Fund	CI Global Fund	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
Signature Canadian Income Fund	Signature Dividend Fund	Eric Bushell, Signature Advisors
CI Global Opportunities III Fund	Trident Global Opportunities Fund	Nandu Narayanan, Trident Investment Management, LLC

** Name to be changed to Synergy Canadian Corporate Class following the merger.*

In conjunction with the mergers, CI is proposing that Synergy Canadian Class become Synergy Canadian Corporate Class, Synergy Canadian Style Management Class become Synergy Canadian Style Management Corporate Class, and Signature Canadian Small Cap Class become Signature Canadian Small Cap Corporate Class.

In addition, BPI American Equity Fund will be renamed CI American Equity Fund and BPI American Equity Corporate Class will be renamed CI American Equity Corporate Class. As a result of these changes and the mergers, CI will no longer be using the BPI brand on any of its mutual funds. The BPI fund portfolios have been managed by Trilogy Advisors, LLC since January 2005, when Trilogy and BPI Global Asset Management LLP announced an agreement to combine their firms. Several segregated funds that invest in BPI American Fund will also change their names: BPI American Equity Segregated Fund will be renamed CI American Equity Segregated Fund; BPI American Equity Guaranteed Investment Fund will be renamed CI American Equity Guaranteed Investment Fund; and Clarica SF CI BPI American Equity Fund will be renamed Clarica SF CI American Equity Fund.

The underlying fund for BPI Global Equity Segregated Fund will change from BPI Global Equity Fund to CI Global Fund, and the fund's name will be changed to CI Global Segregated Fund.

CI is also discontinuing a number of CI Guaranteed Investment Funds (CI GIFs), including all Class A and B versions, and reallocating their assets to the respective continuing funds. In all cases, the underlying mutual fund of the discontinued GIF has the same portfolio manager as that of the respective continuing GIF.

Discontinued Segregated Fund	Continuing Segregated Fund	Underlying Fund Portfolio Manager
CI Synergy American RSP GIF	CI Synergy American GIF	David Picton, Synergy Asset Management
CI Global RSP GIF BPI Global Equity GIF BPI Global Equity RSP GIF	CI Global GIF	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
CI Global Boomernomics RSP GIF	CI Global Boomernomics GIF	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
CI International Balanced RSP GIF	CI International Balanced GIF	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
BPI American Equity RSP GIF	CI American Equity GIF	Robert Beckwitt, Andre Desautels, Trilogy Advisors, LLC
CI Signature Canadian Income GIF	CI Signature Dividend GIF	Eric Bushell, Signature Advisors

The name changes, segregated fund changes and the merger of CI Global Opportunities III Fund will be effective November 28, 2005. Special meetings will be held in Toronto on or about November 24, 2005, at which investors in the terminating mutual funds will vote on the proposed mergers, and shareholders in Synergy Canadian Fund Inc. will vote on the proposal to amalgamate it with CI Corporate Class Limited. If approved, the mutual fund mergers and the amalgamation will also take effect November 28, 2005.

CI also announces that well-known small-cap manager Peter Hodson has left Waterfall Investments Inc. but will continue as portfolio manager of the funds he currently advises for CI: Signature Canadian Small Cap Class, CI Explorer Fund, CI Explorer Corporate Class, and the small-cap growth components of Synergy Canadian Style Management Class, Synergy Tactical Asset Allocation Fund and Synergy Extreme Canadian Equity Fund. As a result, CI replaces Waterfall as portfolio advisor to those funds, effective October 1, 2005. Mr. Hodson has achieved strong results, with Signature Canadian Small Cap

Class, for example, posting first-quartile returns over the one and three-year periods ending August 31, 2005.

CI is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $71.1 billion in fee-earning assets as of August 31, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the web at www.ci.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Investments Inc.
(416) 364-1145

Placements CI
2, rue Queen Est, vingtième étage, Toronto (Ontario) M5C 3G7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Placements CI annonce des changements à sa gamme de fonds

TORONTO (Le 23 septembre 2005) – CI Investments Inc. (« CI ») a annoncé aujourd'hui plusieurs changements apportés à sa gamme de fonds, y compris des fusions, des changements de noms et un changement au niveau de la gestion d'un portefeuille.

Un certain nombre de ces changements font suite à l'abolition de la limite de contenu étranger pour les régimes enregistrés, a remarqué Peter W. Anderson, président et chef de la direction de CI. « Nous profitons de ce changement pour rationaliser davantage notre gamme et améliorer l'efficacité au profit de nos investisseurs de fonds, après avoir clôturé 40 fonds RER plus tôt cette année ».

CI propose de fusionner Synergy Canadian Fund Inc. avec CI Corporate Class Limited. Ces structures de catégorie de société permettent aux investisseurs de procéder à des transferts entre catégories de fonds sans entraîner des incidences sur le plan fiscal. Il n'y a aucune incidence jusqu'au moment où les porteurs de parts rachètent de la structure de catégorie de société – donnant aux investisseurs un plus grand contrôle lorsque des gains en capital imposables sont occasionnés. Suite à cette fusion, les porteurs de parts du Fonds canadien Synergy, qui possède actuellement cinq fonds, deviendront porteurs de parts de la Catégorie de société CI, qui possède 42 fonds. Deux des catégories du Fonds canadien Synergy seront fusionnées avec des fonds de Catégorie de société CI, alors que les trois autres seront converties en des fonds de la Catégorie de société CI, tel qu'indiqué ci-dessous.

L'abolition de la règle sur la limite de contenu étranger permet la fusion car le Fonds canadien Synergy est considéré comme étant composé de contenu canadien pour les régimes enregistrés et la Catégorie de société CI est composée de contenu étranger.

« La fusion de ces deux structures de catégorie de société signifie que les investisseurs auront accès à des choix de placement plus larges, plus simples et plus avantageux sur le plan fiscal, alors que nous éliminerons les coûts liés à la gestion de ces deux structures », a déclaré M. Anderson.

Tous les fonds fusionnés (les « fonds clôturés ») ont déjà les mêmes gestionnaires de portefeuille que les fonds avec lesquels ils seront fusionnés (les « fonds prorogés »). Les fusions proposées sont les suivantes :

Fonds clôturés	Fonds prorogés	Gestionnaire de portefeuille (pour les deux fonds)
Catégorie valeur canadienne Synergy	Catégorie de société de placements canadiens CI	Kim Shannon, Sionna Investment Managers Inc.
Catégorie revenu à court terme canadien Synergy	Catégorie de société à court terme CI	James Dutkiewicz, Signature Advisors
Catégorie de société canadienne Synergy	Catégorie canadienne Synergy*	David Picton, Synergy Asset Management
Fonds d'actions mondiales BPI	Fonds mondial CI	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
Fonds de revenu canadien Signature	Fonds de dividendes Signature	Eric Bushell, Signature Advisors
Fonds mondial d'occasions d'investissement CI III	Fonds mondial d'occasions d'investissement Trident	Nandu Narayanan, Trident Investment Management, LLC

** Le nom sera changé pour Catégorie de société canadienne Synergy après la fusion.*

De concert avec les fusions, CI propose que la Catégorie canadienne Synergy devienne la Catégorie de société canadienne Synergy, la Catégorie gestion de style canadien Synergy devienne la Catégorie de société gestion de style canadien Synergy, et la Catégorie sociétés à petite capitalisation canadiennes Signature devienne la Catégorie de société sociétés à petite capitalisation canadiennes Signature.

En outre, le Fonds d'actions américaines BPI sera renommé Fonds d'actions américaines CI et la Catégorie de société d'actions américaines BPI sera renommée Catégorie de société d'actions américaines CI. Suite à ces changements et à ces fusions, CI n'utilisera plus la marque BPI pour aucun de ses fonds communs de placement. Les portefeuilles de fonds BPI sont gérés par Trilogy Advisors, LLC depuis janvier 2005, moment où Trilogy et BPI Global Asset Management LLP annonçaient une entente pour combiner leurs firmes. Plusieurs fonds distincts qui investissent dans le Fonds américain BPI changeront également leur nom : le Fonds distinct d'actions américaines BPI sera renommé Fonds distinct d'actions américaines CI; le Fonds de placement garanti d'actions américaines BPI sera renommé Fonds de placement garanti d'actions américaines CI; et le Fonds d'actions américaines BPI CI Clarica FD sera renommé Fonds d'actions américaines CI Clarica FD.

Le fonds sous-jacent pour le Fonds distinct d'actions mondiales BPI passera du Fonds d'actions mondiales BPI au Fonds mondial CI, et le nom du Fonds changera pour Fonds distinct mondial CI.

CI clôture également un certain nombre de Fonds de placement garanti CI (FPG CI), y compris toutes les versions de catégories A et B, et transfert leurs actifs aux fonds prorogés correspondants. Dans tous les cas, le fonds commun sous-jacent du FPG clôturé a le même gestionnaire de portefeuille que le FPG prorogé correspondant.

Fonds distinct clôturé	**Fonds distinct prorogé**	**Gestionnaires de portefeuille du fonds sous-jacent**
FPG RER américain Synergy CI	FPG américain Synergy CI	David Picton, Synergy Asset Management
FPG RER mondial CI FPG d'actions mondiales BPI FPG RER d'actions mondiales BPI	FPG mondial CI	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
FPG RER économie démographique mondiale CI	FPG économie démographique mondiale CI	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
FPG RER équilibré international CI	FPG équilibré international CI	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
FPG RER d'actions américaines BPI	FPG d'actions américaines CI	Robert Beckwitt, André Desautels, Trilogy Advisors, LLC
FPG de revenu canadien Signature CI	FPG de dividendes Signature CI	Eric Bushell, Signature Advisors

Les changements de noms, les changements dans les fonds distincts et la fusion du Fonds mondial d'occasion d'investissement CI III entreront en vigueur le 28 novembre 2005. Des réunions spéciales se tiendront à Toronto vers le 24 novembre 2005, où les investisseurs des fonds clôturés voteront sur les fusions proposées, et les porteurs de parts de Synergy Canadian Fund Inc. voteront sur la proposition de le fusionner avec CI Corporate Class Limited. Si elles sont approuvées, les fusions de fonds communs entreront également en vigueur le 28 novembre 2005.

CI annonce également que Peter Hodson, le réputé gestionnaire de titres à petite capitalisation, a quitté Waterfall Investments Inc., mais poursuivra son rôle de gestionnaire de portefeuille des fonds qu'il gère actuellement pour CI : la Catégorie sociétés à petite capitalisation canadiennes Signature, le Fonds explorateur CI, la Catégorie de société explorateur CI et la portion « croissance à petite capitalisation » de la Catégorie gestion de style canadien Synergy, du Fonds de répartition tactique d'actifs Synergy et du Fonds extrême d'actions canadiennes Synergy. Par conséquent, à compter du 1er octobre 2005, CI remplacera Waterfall à titre de gestionnaire de portefeuille pour ces fonds. M. Hodson a obtenu d'excellents résultats, avec la Catégorie sociétés à petite capitalisation canadiennes Signature, par exemple, qui se situe dans le premier quartile pour les périodes de un an et trois ans terminées le 31 août 2005.

CI est une filiale en propriété exclusive de CI Financial (TSX : CIX), société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 71,1 milliards de dollars au 31 août 2005. À travers ses principales filiales d'opération, CI Investments Inc., Assante Corporation et Skylon Advisors Inc., CI Financial offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Investments Inc.
(416) 364-1145

CI Investments™
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CIBC CI M.A.X. Deposit Notes™ Maximize Income Potential with Principal Protection

TORONTO (September 27, 2005) – CIBC and CI Investments Inc. today announced the launch of CIBC CI M.A.X. Deposit Notes ™, Series 1. This unique product is linked to the performance of CI's Signature Income & Growth Fund and represents the first offering of Maximized Asset Exposure Deposit Notes (or "M.A.X. Deposit Notes") to retail investors.

Signature Income & Growth Fund is managed by Eric Bushell, Chief Investment Officer of Signature Advisors of CI Investments Inc. The Fund provides a well-diversified mix of income-generating securities, including equities, trusts and high-yield bonds, and is positioned to maximize the short-term benefits of each asset class. The Fund's approximate annual distribution is 7.0%, paid out in monthly distributions.

CIBC CI M.A.X. Deposit Notes provide investors with the opportunity to benefit from the attractive yields offered by Signature Income & Growth Fund while protecting their principal investment at maturity. To achieve this goal, exposure will be dynamically allocated between units of the Fund and bonds in accordance with a pre-defined set of portfolio allocation rules. Investors will be paid monthly coupons equivalent to 75% of ordinary distributions declared payable on the Fund with all other distributions being reinvested in the structure. In addition, any growth in the net asset value of the Deposit Notes over the eight-year term will be paid to investors by way of a final variable interest payment on the maturity date.

While there is no cap on the amount of interest that may be payable on the Deposit Notes, it is possible that a monthly coupon may not be paid in any month and a final variable payment may not be paid at maturity. The full $100 principal amount per Deposit Note will be repaid by CIBC on the maturity date regardless of the performance of the Fund.

"The CIBC CI M.A.X. Deposit Notes maximize income potential for investors while limiting their downside risk," said David R. McBain, Senior Vice-President of CI Investments and President and Chief Executive Officer of Skylon Advisors Inc., which is marketing the Deposit Notes in co-operation with CI. "The dynamic allocation strategy not only enhances potential returns with the potential for 200% exposure to the Fund during periods of strong fund performance, but such exposure is reduced at times when the Fund is not performing as well."

CIBC CI M.A.X. Deposit Notes are 100% eligible for registered plans. Series 1 is available through most financial advisors and is on sale until November 11, 2005. The issue price is $100 per Deposit Note, with the minimum investment being $5,000. The complete terms of the offering are set out in the Information Statement dated September 16, 2005, which can be obtained by investors from their advisors. Further information about the Deposit Notes can also be found at www.ci.com.

CI Investments Inc. and Skylon Advisors Inc. are wholly owned subsidiaries of CI Fund Management Inc., (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $71.1 billion in fee-earning assets as of August 31, 2005. Through its principal operating subsidiaries, CI Investments, Skylon Advisors and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. Skylon is on the Web at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-364-1145

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CIBC CI M.A.X. Deposit Notes™ Maximize Income Potential with Principal Protection

TORONTO (September 27, 2005) – CIBC and CI Investments Inc. today announced the launch of CIBC CI M.A.X. Deposit Notes ™, Series 1. This unique product is linked to the performance of CI's Signature Income & Growth Fund and represents the first offering of Maximized Asset Exposure Deposit Notes (or "M.A.X. Deposit Notes") to retail investors.

Signature Income & Growth Fund is managed by Eric Bushell, Chief Investment Officer of Signature Advisors of CI Investments Inc. The Fund provides a well-diversified mix of income-generating securities, including equities, trusts and high-yield bonds, and is positioned to maximize the short-term benefits of each asset class. The Fund's approximate annual distribution is 7.0%, paid out in monthly distributions.

CIBC CI M.A.X. Deposit Notes provide investors with the opportunity to benefit from the attractive yields offered by Signature Income & Growth Fund while protecting their principal investment at maturity. To achieve this goal, exposure will be dynamically allocated between units of the Fund and bonds in accordance with a pre-defined set of portfolio allocation rules. Investors will be paid monthly coupons equivalent to 75% of ordinary distributions declared payable on the Fund with all other distributions being reinvested in the structure. In addition, any growth in the net asset value of the Deposit Notes over the eight-year term will be paid to investors by way of a final variable interest payment on the maturity date.

While there is no cap on the amount of interest that may be payable on the Deposit Notes, it is possible that a monthly coupon may not be paid in any month and a final variable payment may not be paid at maturity. The full $100 principal amount per Deposit Note will be repaid by CIBC on the maturity date regardless of the performance of the Fund.

"The CIBC CI M.A.X. Deposit Notes maximize income potential for investors while limiting their downside risk," said David R. McBain, Senior Vice-President of CI Investments and President and Chief Executive Officer of Skylon Advisors Inc., which is marketing the Deposit Notes in co-operation with CI. "The dynamic allocation strategy not only enhances potential returns with the potential for 200% exposure to the Fund during periods of strong fund performance, but such exposure is reduced at times when the Fund is not performing as well."

CIBC CI M.A.X. Deposit Notes are 100% eligible for registered plans. Series 1 is available through most financial advisors and is on sale until November 11, 2005. The issue price is $100 per Deposit Note, with the minimum investment being $5,000. The complete terms of the offering are set out in the Information Statement dated September 16, 2005, which can be obtained by investors from their advisors. Further information about the Deposit Notes can also be found at www.ci.com.

CI Investments Inc. and Skylon Advisors Inc. are wholly owned subsidiaries of CI Fund Management Inc., (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $71.1 billion in fee-earning assets as of August 31, 2005. Through its principal operating subsidiaries, CI Investments, Skylon Advisors and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. Skylon is on the Web at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial to postpone vote on conversion to an income trust, citing uncertainty created by federal announcement

TORONTO (September 28, 2005) – CI Financial ("CI") announced today that while it has essentially completed all work necessary to proceed with converting into an income trust, it will postpone asking shareholders to vote on the issue until the confusion created by recent actions and remarks by the Minister of Finance is cleared up. CI hopes that clarification will be provided no later than early 2006.

CI applied for a tax ruling with respect to certain elements of its proposed conversion immediately after the release of the long-awaited federal consultation paper on income trusts in early September 2005. There was no indication of a fundamental policy change on income trusts in the consultation paper. CI applied for a tax ruling as rulings represent a longstanding means of facilitating capital markets transactions by creating transparency for companies and their investors about the application of existing tax rules. CI was not seeking anything in its tax ruling that was not being utilized by a significant number of existing income trusts.

"We were at the stage where all of the legal, accounting and structural aspects of the proposed conversion were complete and a large majority of shareholders had already voiced their support of the proposal. The only item outstanding prior to having a shareholders meeting to approve the transaction was the tax ruling," said Stephen A. MacPhail, CI President and Chief Operating Officer.

On September 19, 2005, without notice, the Minister of Finance announced he had asked the Minister of National Revenue to postpone providing advance rulings respecting flow-through entities until some indefinite time after the consultation process has taken place. Since this development, no further clarification as to the timing or the nature of potential changes to flow-through structures has been provided.

"The Minister of Finance, after suspending all tax rulings, has painted a picture of income trusts as a problem that must be addressed," said William T. Holland, CI Chief Executive Officer. "Given the negative business climate created by the federal government, we cannot today recommend to our shareholders that CI pursue an income trust structure. We would hope that the Minister of Finance lives up to his commitment to provide clarity on this issue at the beginning of 2006, as we are now being forced to operate in a business vacuum."

Mr. Holland noted that, "This issue has not just affected the many thousands of CI shareholders who have seen close to $1 billion in CI's market value erased since the announcement, but has

also affected hundreds of thousands of ordinary Canadians who have invested in mutual funds that invest in income trusts. Since the Minister of Finance suspended all tax rulings last week, we have received an overwhelming number of calls from shareholders and unitholders very concerned about the negative impact on their investments the government's announcements have had."

CI believes that an income trust structure is a viable alternative for its shareholders to benefit from CI's strong cash flow without the burden of double taxation. A retail investor effectively pays almost 57% tax on CI's distributable earnings – an excessive amount by any calculation. Unlike many companies that benefit from a variety of government incentives, CI pays the maximum rate of tax. Conversion to an income trust is being portrayed as a way for corporations to avoid paying tax, which is not the case. It simply allows shareholders to pay their fair share of taxes, not dissimilar to private businesses or partnerships, which are not subject to double taxation.

"While we continue to believe that the income trust structure as it currently exists is the best structure for CI shareholders, we have put any decision on hold until we have a very clear picture of the long-term environment for business trusts," said Mr. Holland.

CI Financial (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information, contact:
William T. Holland
Chief Executive Officer
or
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial
(416) 364-1145